UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)



                                  Milacron Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Shares - Par Value $.01
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    598709103
                                 (CUSIP Number)

          Steven N. Isaacs                         Matthew M. Weber
         Glencore Finance AG               Cadwalader, Wickersham & Taft LLP
         Baarermattstrasse 3                  One World Financial Center
            CH-6341 Baar                       New York, New York 10281
             Switzerland                            (212) 504-6000
         011-41-41-709-2340
    ------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                February 1, 2007
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 2 of 12
---------------------------                           --------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Finance AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          33,432,142 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       33,432,142 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       33,432,142 (1)

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.39% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO


--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis (excluding accrued but unpaid dividends), together with 575,000 shares of common stock issuable upon exercise of the Contingent Warrants (as defined below) beneficially owned by Glencore (as defined below).
       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that Glencore, but no other person, is deemed to have exercised its derivative rights, then Glencore would be deemed to beneficially own 39.00% of the common stock of Milacron (as defined below).
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 3 of 12
---------------------------                           --------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore International AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          33,432,142 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       33,432,142 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       33,432,142 (1)

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.39% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO, HC


--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis (excluding accrued but unpaid dividends), together with 575,000 shares of common stock issuable upon exercise of the Contingent Warrants beneficially owned by Glencore.
       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that Glencore, but no other person, is deemed to have exercised its derivative rights, then Glencore would be deemed to beneficially own 39.00% of the common stock of Milacron.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 4 of 12
---------------------------                           --------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Glencore Holding AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)[X] (b)[ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     (See Item #3) AF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland

--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       0
    NUMBER OF
      SHARES       -------------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER
     OWNED BY          33,432,142 (1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON       9   SOLE DISPOSITIVE POWER
       WITH            0

                   -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                       33,432,142 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       33,432,142 (1)

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [X]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.39% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)  CO, HC


--------------------------------------------------------------------------------
       (1) Shares reported are shares of common stock on a fully diluted, as-converted basis (excluding accrued but unpaid dividends), together with 575,000 shares of common stock issuable upon exercise of the Contingent Warrants beneficially owned by Glencore.
       (2) If calculated strictly in accordance with Rule 13d-3(d)(1)(i), such that Glencore, but no other person, is deemed to have exercised its derivative rights, then Glencore would be deemed to beneficially own 39.00% of the common stock of Milacron.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 5 of 12
---------------------------                           --------------------------


                                  INTRODUCTION

            This Amendment No. 5 to Schedule 13D amends and supplements the
Schedule 13D filed by Glencore Finance AG ("Glencore Finance"), Glencore International AG ("Glencore International") and Glencore Holding AG ("Glencore Holding", and collectively with Glencore Finance and Glencore International, "Glencore") and certain other reporting persons on March 22, 2004, as amended and supplemented by Amendment No. 1 thereto filed on June 21, 2004, Amendment No. 2 thereto filed on June 6, 2005 and Amendment No. 3 thereto filed on March 22, 2006, and Amendment No. 4 filed by Glencore on April 11, 2006 (as amended and supplemented, the "Schedule 13D").

            This Amendment No. 5 relates to (a) the delivery of a notice by Glencore Finance to Milacron Inc. ("Milacron") on February 1, 2007, pursuant to which Glencore Finance stated its intention to nominate certain persons for election as directors of Milacron, to elect such persons at the 2007 annual meeting of shareholders (the "Annual Meeting"), and to move a business proposal at the Annual Meeting (the "Nomination Notice") and (b) changes to Glencore's percentage ownership based upon current information publicly disclosed by Milacron. Item 4 and Item 5 of Schedule 13D are hereby amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION.

            The board of directors of Milacron (the "Board") currently consists of twelve (12) directors. Glencore currently anticipates that six (6) of those twelve (12) directors will be elected (or re-elected, as the case may be) to the Board at the Annual Meeting.

            Pursuant to the existing terms and conditions of the 6.0% Series B Convertible Preferred Stock issued by Milacron in June 2004 (the "Series B Convertible Preferred Stock"), the holders of record of shares of the Series B Convertible Preferred Stock have the right, voting separately as a class, to elect a number of directors to the Board in proportion to the percentage of Milacron's fully diluted Common Stock represented by the outstanding Series B Convertible Preferred Stock (on an as-converted basis) owned by all such holders of record, rounded up to the nearest whole number. Thus, such holders of record of the Series B Convertible Preferred Stock currently are entitled, voting as a separate class, to elect seven (7) of twelve (12) directors to the Board (the "Series B Directors") before any other directors may be elected to the Board pursuant to a general election of directors by all shareholders. Accordingly, as the record holder of 57.5% of the outstanding Series B Convertible Preferred Stock, and given that two (2) Series B Directors are not required to be re-elected to the Board in 2007, Glencore is able to elect up to five (5) additional directors to the Board at the Annual Meeting.

            On February 1, 2007, Glencore delivered the Nomination Notice to Milacron, as required by and pursuant to Section 12(A)(2) of Article II of the Amended and Restated By-Laws of Milacron (the "By-Laws"), stating its intention to nominate and elect five (5) directors to the Board at the Annual Meeting, with such persons to be designated as Series B Directors pursuant to the existing rights with respect to the election of directors of Milacron

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 6 of 12
---------------------------                           --------------------------


contained in the terms and conditions of the Series B Convertible Preferred Stock. In addition to the foregoing, the Nomination Notice further stated Glencore's intention to nominate and elect up to two (2) additional directors to the Board in the general election of all shareholders at the Annual Meeting, and to move a business proposal to repeal any non-shareholder approved amendments to the By-Laws after June 11, 2004.

            As of the date hereof, there are four (4) directors of Milacron designated as Series B Directors, including Steven N. Isaacs, Duane K. Stullich, Mark L. Segal, and H. Christopher DeCotiis. Glencore anticipates that, immediately after the Annual Meeting, there will be seven (7) directors designated as Series B Directors, including Steven N. Isaacs, Duane K. Stullich, Mark L. Segal, Mark R. Jacobson, Eric Schneider, Thomas T. Thompson and Brent C. Williams.

            In addition, Glencore nominated Norman Cohen and John L. Steinbrun to be elected to the Board to the extent that any additional vacancies exist after the Series B Directors are elected by Glencore and other holders of the Series B Convertible Preferred Stock. The election of these nominees is subject to the outcome of a general vote of all shareholders of Milacron at the Annual Meeting. As noted above, Glencore currently anticipates that it will be necessary to elect one (1) additional director to the Board after the Series B Directors set forth above have been elected by Glencore and the other holders of the Series B Convertible Preferred Stock.

            Finally, Glencore informed Milacron that it intends to move a business proposal to repeal any non-shareholder approved amendments to the By-Laws after June 11, 2004.

            The purpose of the acquisition by Glencore of the Series B Convertible Preferred Stock was and is for investment purposes. Glencore intends to continue to evaluate Milacron's business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors with a view to maximize the value of its investment. As part of such evaluations, Glencore may seek the views of, hold discussions with and respond to inquiries from representatives of Milacron and other persons regarding Milacron's affairs. Depending on such evaluations, Glencore may purchase or sell shares of Milacron's common stock (the "Common Stock") or any other securities of Milacron, and/or dispose of any such securities held by it, including, without limitation, any and all shares of Series B Convertible Preferred Stock and/or warrants of Milacron (the "Warrants"), at any time. Any acquisition or disposition of such securities (including, without limitation, Common Stock, Series B Convertible Preferred Stock and/or Warrants) by Glencore may be effected through open market or privately negotiated transactions, or otherwise. In the interest of maximizing stockholder value, Glencore may, from time to time, develop plans respecting, or propose changes in the management, policies, operations, capital structure or business of Milacron. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraph (a) through (j) of Item 4 of
Schedule 13D, including, without limitation, a merger, sale of Milacron's assets or change in Milacron's capitalization, or disposition of some or all of the Series B Convertible Preferred Stock and/or Warrants held by Glencore. In this regard, Glencore has, from time to time, conducted, and continues to conduct, discussions and

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 7 of 12
---------------------------                           --------------------------


negotiations with unaffiliated third parties in respect of the disposition of the Series B Convertible Preferred Stock and/or the Warrants held by it, although no definitive agreements with respect to any such discussions and negotiations have been reached. Except to the extent set forth herein, Glencore does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Milacron has 51,871,835 shares of Common Stock (as defined below) outstanding as of November 3, 2006, according to Milacron's Form 10-Q for the fiscal quarter ended September 30, 2006. The total number of shares of Common Stock that Glencore beneficially owns is 33,432,142 shares, comprised of 32,857,142 shares represented by the Series B Convertible Preferred Stock (on an as-converted basis) held by it, together with 575,000 shares represented by the Warrants held by it. In the aggregate, Glencore's beneficial ownership of common shares represents approximately 30.39% of Milacron's total outstanding shares of Common Stock as of the date hereof, after taking into account (i) the approximately 57,142,857 shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock and (ii) the 1,000,000 shares of restricted Common Stock issuable upon exercise of the Warrants. The foregoing calculation excludes any accrued but unpaid dividends that may be "paid-in-kind" (in the form of common shares) to holders of the Series B Convertible Preferred Stock pursuant to the terms thereof.

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of Series B Convertible Preferred Stock and Warrants reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Series B Convertible Preferred Stock and Warrants reported as beneficially owned by Glencore.

            (c) Neither Glencore nor, to the best of Glencore's knowledge, any person listed on Annex 1 has effected any transactions in the Common Stock, the Warrants or the Series B Convertible Preferred Stock during the past sixty days.

            (d) Not applicable.

            (e) Not applicable.

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 8 of 12
---------------------------                           --------------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2007

                                       GLENCORE FINANCE AG


                                       By:   /s/ Barbara Wolfensberger
                                          --------------------------------------
                                          Name:  Barbara Wolfensberger
                                          Title: Director


                                       By:   /s/ Steven N. Isaacs
                                          --------------------------------------
                                          Name:  Steven N. Isaacs
                                          Title: Director


                                       GLENCORE INTERNATIONAL AG


                                       By:   /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name:  Lotti Grenacher
                                          Title: Officer


                                       By:   /s/ Andreas Hubmann
                                          --------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Officer


                                       GLENCORE HOLDING AG


                                       By:   /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title: Chairman


                                       GLENCORE HOLDING AG


                                       By:   /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title: Director

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 9 of 12
---------------------------                           --------------------------


                                     Annex 1
                                     -------

Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance is the person listed as director whose principal occupation is with Glencore Finance. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

            Name                 Principal Occupation        Business Address       Citizenship
------------------------------ -------------------------- ----------------------- ----------------
Steven N. Isaacs               Chairman and Managing                              South Africa
                               Director of Glencore
                               Finance AG

Andreas P. Hubmann             Officer of Glencore
                               International AG --
                               Accounting

Barbara A. Wolfensberger       In-house Counsel of
                               Glencore International AG

Directors of Glencore International

            Name                 Principal Occupation        Business Address       Citizenship
------------------------------ -------------------------- ----------------------- ----------------
Willy R. Strothotte            Chairman                                           Germany

Ivan Glasenberg                Chief Executive Officer                            Australia

Zbynek E. Zak                  Non-Executive Director     Buetzenweg 16
                                                          CH-6300 Zug
                                                          Switzerland

Peter A. Pestalozzi            Attorney, Pestalozzi       Loewenstrasse 1
                               Lachenal Patry             CH-8001 Zurich,
                                                          Switzerland

Craig A. Davis                 Chairman & Chief           2511 Garden Road,       USA
                               Executive Officer of       Bldg. A, Suite 200,
                               Century Aluminum Co.       Monterey, CA 93940

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 10 of 12
---------------------------                           --------------------------

Directors of Glencore Holding

            Name                 Principal Occupation        Business Address       Citizenship
------------------------------ -------------------------- ----------------------- ----------------
Willy R. Strothotte            Chairman                                           Germany

Ivan Glasenberg                Chief Executive Officer                            Australia

Zbynek E. Zak                  Non-Executive Director     Buetzenweg 16
                                                          CH-6300 Zug
                                                          Switzerland

Peter A. Pestalozzi            Attorney, Pestalozzi       Loewenstrasse 1
                               Lachenal Patry             CH-8001 Zurich,
                                                          Switzerland

Craig A. Davis                 Chairman & Chief           2511 Garden Road,       USA
                               Executive Officer of       Bldg. A, Suite 200,
                               Century Aluminum Company   Monterey, CA 93940

Andreas P. Hubmann             Officer of Glencore
                               International AG --
                               Accounting

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 11 of 12
---------------------------                           --------------------------


                                    Exhibit 1
                                    ---------

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 5 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 5, 2007

                                       GLENCORE FINANCE AG


                                       By:   /s/ Steven N. Isaacs
                                          --------------------------------------
                                          Name:  Steven N. Isaacs
                                          Title: Director


                                       By:   /s/ Barbara Wolfensberger
                                          --------------------------------------
                                          Name:  Barbara Wolfensberger
                                          Title: Director


                                       GLENCORE INTERNATIONAL AG


                                       By:   /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name:  Lotti Grenacher
                                          Title: Officer


                                       By:  /s/ Andreas Hubmann
                                          --------------------------------------
                                          Name:  Andreas Hubmann
                                          Title: Officer

                                  SCHEDULE 13D

---------------------------                           --------------------------
CUSIP No. 598709103                                   Page 12 of 12
---------------------------                           --------------------------


                                       GLENCORE HOLDING AG


                                       By:   /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title: Chairman


                                       By:   /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title: Director